Press Release

HEAD NV Announces Results for the Three and Nine Months ended 30 September 2008

Amsterdam – 13th November 2008 – Head N.V. (VSX: HEAD; U.S. OTC: HEDYY.PK), a leading global manufacturer and marketer of sports equipment, announced the following results today.

For the three months ended 30 September 2008 compared to the three months ended 30 September 2007:

•	Net revenues were up 0.3% to €93.1 million
•	Operating profit decreased by €4.0m to a profit of €4.8
•	Excluding the impact of the non cash share-based compensation, operating profit would have decreased by €2.6 million to a profit of €4.5 million
•	The net profit for the period was €1.2 million compared to a €4.1 million profit in Q3 2007.

For the nine months ended 30 September 2008 compared to the nine months ended 30 September 2007:

•	Net revenues were down 0.4% to €211.0 million
•	Operating loss improved by €0.1m to a loss of €5.3m
•	Excluding the impact of the non cash share-based compensation, the operating loss would have deteriorated by €4.7m from a loss of €5.1 million in 2007 to €9.7 million in 2008
•	The net loss for the period was €8.5 million compared to a net loss of €11.9 million in the comparable 2007 period.

Johan Eliasch, Chairman and CEO, commented:

“The markets in which we operate are very challenging, for the first six months of the year the tennis racquet market shrunk by nearly 8% in Europe and the ball market by over 12%. We see continuing pressure in the diving market and orders are starting to slow down as anticipated and communicated last quarter.

Even given the tough economic conditions and the further strengthening of the Euro compared to the comparable 2007 period, we achieved a sales growth in the quarter mainly as a result of a strong performance by the Winter Sports division. This growth, however, did not translate into improved profitability for the group due proportionately higher growths in raw material and energy prices and a weakening product mix particularly in our racquet sports division.

The market challenges we are facing can only be addressed by ensuring that restructuring continues to be a core focus of the group and it will be essential to continue to undertake these projects in order to return the group to profitability.

Our outlook for the year remains unchanged, and we continue to anticipate that we will record an operating loss for 2008. We are taking every step to adapt to the tougher trading conditions and to mitigate the pressures on the company’s resources. In the face of the global financial crisis and the weakening of the global economy such steps will be vital“

Results for the three and nine months ended September 30, 2008 and 2007:

	For the Three Months ended September 30,		For the Nine Months ended September 30,
	2008	2007	2008	2007
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(in thousands)		(in thousands)
Product category:
Winter Sports	€54,343	€48,921	€77,651	€69,620
Racquet Sports	30,512	34,799	93,735	102,306
Diving	10,004	10,378	41,899	40,697
Licensing	1,174	1,365	4,075	5,130
Total revenues	96,033	95,463	217,360	217,753
Sales Deductions	(2,917)	(2,658)	(6,397)	(5,983)
Total Net Revenues	€93,117	€92,805	€210,963	€211,770

Winter Sports

Winter Sports revenues for the three months ended September 30, 2008 increased by €5.4 million, or 11.1%, to €54.3 million from €48.9 million in the comparable 2007 period. This increase was due to higher sales volumes of skis, ski boots and protection wear.
For the nine months ended September 30, 2008 Winter Sports revenues increased by €8.0 million, or 11.5%, to €77.7 million from €69.6 million in the comparable 2007 period. This increase was due to higher sales volumes of all of our winter sports products compared to sales volumes for the comparable 2007 period.

Racquet Sports

Racquet Sports revenues for the three months ended September 30, 2008 decreased by €4.3 million, or 12.3%, to €30.5 million from €34.8 million in the comparable 2007 period. This decrease was mainly due to the strengthening of the euro against the U.S. dollar as well as unfavorable product mix partially offset by higher sales volumes of balls.
For the nine months ended September 30, 2008 Racquet Sports revenues decreased by €8.6 million, or 8.4%, to €93.7 million from €102.3 million in the comparable 2007 period. This decrease was due to the strengthening of the euro against the U.S. dollar as well as unfavorable product mix partially offset by higher sales volumes of balls and sales from our newly introduced tennis footwear.

Diving

Diving revenues for the three months ended September 30, 2008 decreased by €0.4 million, or 3.6%, to €10.0 million from €10.4 million in the comparable 2007 period due the strengthening of the euro against the U.S. dollar in the reporting period.
For the nine months ended September 30, 2008, Diving revenues increased by €1.2 million, or 3.0%, to €41.9 million from €40.7 million in the comparable 2007 period. This increase was mainly driven by the introduction of new advanced products but negatively affected by the strengthening of the euro against the U.S. dollar.

Licensing

Licensing revenues for the three months ended September 30, 2008 decreased by €0.2 million, or 14.0% to €1.2 million from €1.4 million in the comparable 2007 period.
For the nine months ended September 30, 2008 Licensing revenues decreased by €1.1 million, or 20.6%, to €4.1 million from €5.1 million in the comparable 2007 period due to fewer licensing agreements.

Total Revenues

Total Net Revenues. For the three months ended September 30, 2008 total net revenues increased by €0.3 million, or 0.3%, to €93.1 million from €92.8 million in the comparable 2007 period. This increase was mainly due to higher sales volumes of winter sport products partially offset by the effect of the strengthening of the euro against the U.S. dollar.
For the nine months ended September 30, 2008 total net revenues decreased by €0.6 million, or 0.4%, to €211.0 million from €211.8 million in the comparable 2007 period. This decrease was mainly due to the strengthening of the euro against the U.S. dollar which was partly offset by higher sale volumes of all divisions.

Profitability

Sales deductions for the three months ended September 30, 2008 increased by €0.3 million, or 9.7%, to €2.9 million from €2.7 million in the comparable 2007 period due to higher sales. For the nine months ended September 30, 2008 sales deductions increased by €0.4 million, or 6.9%, to €6.4 million from €6.0 million in the comparable 2007 period due to promotion sales of close out products during the second quarter 2008.

Gross Profit. For the three months ended September 30, 2008 gross profit decreased by €1.6 million to €34.7 million from €36.4 million in the comparable 2007 period. Gross margin decreased to 37.3% in 2008 from 39.2% in the comparable 2007. For the nine months ended September 30, 2008 gross profit decreased by €3.0 million to €80.7 million from €83.7 million in the comparable 2007 period. Gross margin decreased to 38.2% in 2008 from 39.5% in the comparable 2007 period. This decrease was due to increased raw material and energy prices as well as unfavorable product mix in Winter Sports and Racquet Sports.

Selling and Marketing Expense. For the three months ended September 30, 2008,

selling and marketing expense decreased by €0.2 million, or 1.0%, to €22.1 million from €22.4 million in the comparable 2007 period.
For the nine months ended September 30, 2008, selling and marketing expense decreased by €0.1 million, or 0.2%, to €67.9 million from €68.0 million in the comparable 2007 period. Higher advertising costs for our sponsored professional ski racers, our newly introduced badminton products and tennis footwear were partly offset by lower shipment costs and the strengthening of the euro against the U.S. dollar.

General and Administrative Expense. For the three months ended September 30, 2008, general and administrative expense decreased by €0.2 million, or 3.3%, to €7.1 million from €7.4 million in the comparable 2007 period.
For the nine months ended September 30, 2008, general and administrative remained stable compared to 2007.

Share-Based Compensation Expense (Income). The liability relating to the Stock Option Plans recorded on our balance sheet is depending on our share price. During the three months ended September 30, 2008, we recorded a €0.4 million non cash share-based compensation income (2007 comparable period: €1.7 million) as the share price declined in the period. For the nine months ended September 30, 2008, we recorded €4.4 million of non cash share-based compensation income for our Stock Option Plans as the share price also declined over this period, compared to €0.3 million of non cash share-based compensation expense in the comparable 2007 period when we experienced a slight increase in the share price.

Restructuring Cost. For the nine months ended September 30, 2008, we recorded €0.4 million re-movement cost in relation to the transfer of parts of the ski production from its site in Kennelbach, Austria to its site in Budweis, Czech Republic and €0.4 million additional depreciation of fixed assets due to the reduction of the remaining useful life relating to the planned reduction in production capacity resulting from shifting of international production from USA to China.

Other Operating Expense (Income), net. For the three months ended September 30, 2008, other operating expense, net increased by €0.8 million, to €0.3 million from an income, net of €0.5 million in the comparable period in 2007. For the nine months ended September 30, 2008, other operating income, net decreased by €1.0 million, to €0.2 million from €1.2 million in the comparable 2007 mainly due to a release of an environmental accrual for our Estonian premises in 2007 and foreign currency exchange losses in 2008.

Operating Profit (Loss). As a result of the foregoing factors, operating profit for the three months ended September 30, 2008 decreased by €4.0 million to €4.8 million from €8.8 million in the comparable 2007 period. For the nine months ended September 30, 2008, operating loss decreased by €0.1 million to €5.3 million from €5.4 million in the comparable 2007 period.

Interest Expense. For the three months ended September 30, 2008, interest expense increased by €0.1 million, or 2.9%, to €3.2 million from €3.1 million in the comparable 2007. For the nine months ended September 30, 2008, interest expense increased by €0.2 million, or 2.6%, to €9.5 million from €9.3 million in the comparable 2007 mainly due to an increase in short-term borrowings.

Interest Income. For the three months ended September 30, 2008, interest income decreased by €0.1 million, or 44.2%, to €0.2 million from €0.3 million in the comparable 2007 period. For the nine months ended September 30, 2008, interest income decreased by €0.5 million, or 38.4% to €0.9 million from €1.4 million in the comparable 2007 period. This decrease was due to lower cash and cash equivalents.

Other Non-operating Income (Expense), net. For the three months ended September 30, 2008, other non-operating income, net remained stable.
For the nine months ended September 30, 2008, other non-operating income, net increased by €1.9 million to an income, net of €1.5 million from an expense, net of €0.3 million in the comparable 2007 period mainly attributable to foreign currency gains.

Income Tax Benefit (Expense). For the three months ended September 30, 2008, the income tax expense was €1.0 million, a decrease of €1.2 million compared to income tax expense of €2.2 million in the comparable 2007 period due to lower taxable income.
For the nine months ended September 30, 2008, the income tax benefit was €3.9 million, an increase of €2.2 million compared to an income tax benefit of €1.7 million in the comparable 2007 period. This increase resulted from lower current income tax expense and higher taxable losses before share-based compensation (income) expense as this income/expense has no tax effect.

Net Profit (Loss). As a result of the foregoing factors, for the three months ended September 30, 2008, we had a net profit of €1.2 million, compared to a net profit of €4.1 million in the comparable 2007 period. For the nine months ended September 30, 2008, we had a net loss of €8.5 million compared to a net loss of €11.9 million in the comparable 2007 period.

Consolidated Results

	For the Three Months ended September 30,		For the Nine Months ended September 30,
	2008	2007	2008	2007
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(in thousands)		(in thousands)

Total net revenues	€93,116	€92,805	€210,963	€211,769
Cost of sales	58,416	56,454	130,299	128,099
Gross profit	34,701	36,350	80,664	83,671
Gross margin	37.3%	39.2%	38.2%	39.5%
Selling and marketing expense	22,138	22,371	67,879	67,984
General and administrative expense	7,133	7,377	21,976	21,965
Share-based compensation expense (income)	(354)	(1,704)	(4,428)	339
Restructuring costs	607	--	739	--
Other operating income, net	346	(513)	(224)	(1,228)
Operating profit (loss)	4,832	8,819	(5,279)	(5,389)
Interest expense	(3,192)	(3,102)	(9,512)	(9,268)
Interest income	171	307	854	1,386
Other Non-operating income (expense), net	392	345	1,519	(338)
Income tax benefit (expense)	(995)	(2,233)	3,939	1,712
Profit (Loss) for the period	€1,209	€4,136	€(8,480)	€(11,897)

About Head

HEAD NV is a leading global manufacturer and marketer of premium branded sports equipment.

HEAD NV’s ordinary shares are listed on the Vienna Stock Exchange (“HEAD”).

Our business is organized into four divisions: Winter Sports, Racquet Sports, Diving and Licensing.  We sell products under the HEAD (tennis, squash, paddle and racquetball racquets, tennis balls, tennis footwear, badminton products, alpine skis, ski bindings and ski boots, snowboards, bindings and boots), Penn (tennis and racquetball balls), Tyrolia (ski bindings), and Mares (diving equipment) brands.

We hold leading positions in all of our product markets and our products are endorsed by some of the world’s top athletes including Richard Gasquet, Andrew Murray, Ivan Ljubicic, Svetlana Kuznetsova, Patty Schnyder, Amelie Mauresmo, Hermann Maier, Bode Miller, Didier Cuche, Marco Büchel, Rainer Schönfelder, Patrick Staudacher, Maria Riesch, Anja Pärson, Elisabeth Görgl, Sarka Zahrobska, Jon Olsson and Gianluca Genoni.

For more information, please visit our website: www.head.com
Analysts, investors, media and others seeking financial and general information, please contact:

Clare Vincent, Investor Relations
Tel: +44 207 499 7800
Fax: +44 207 491 7725
headinvestors@aol.com

Ralf Bernhart, Chief Financial Officer
Tel: +43 1 70 179 354
Fax +43 1 707 8940

This press release should be read in conjunction with the company’s report for the three and none months ended 30 September 2008.

This press release and the statements of Mr. Johan Eliasch quoted herein contain certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which are intended to be covered by the safe harbors created thereby.  Investors are cautioned that all forward-looking statements involve risks and uncertainties.  Although Head believes that the assumptions underlying the forward-looking statements contained herein are reasonable, any of the assumptions could be inaccurate, and therefore, there can be no assurance that the forward-looking statements included in this press release will prove to be accurate.  In light of the significant uncertainties inherent in the forward-looking statements included and quoted herein, the inclusion of such information should not be regarded as a representation by Head or any other person that the objectives and plans of Head will be achieved.

Address:	Head N.V.
Rokin 55
NL 1012 KK Amsterdam
ISIN:	NL0000238301
Stock Markets:	official market:	Vienna Stock Exchange